CUSIP No. 69037T 10 8

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

OVERTECH CORP.

(Name of Issuer)

SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

69037T 10 8

 (CUSIP Number)

ORHAN KARAHODZA

Badstrasse 36

70372 Stuttgart, Germany

+49 172 716 0765

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2014

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69037T 10 8

1.

Names of Reporting Person:

ORHAN KARAHODZA

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

a.

[  ]

b.

[  ]

NOT APPLICABLE

3.

SEC Use Only:

4.

Source of Funds (See Instructions):

00

5.

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

N/A

6.

Citizenship or Place of Organization:

GERMAN

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.

Sole Voting Power:

40,800,000 shares of common stock

__________________________________________________________________________________________

8.

Shared Voting Power:

N/A

__________________________________________________________________________________________

9.

Sole Dispositive Power:

40,800,000 shares of common stock

__________________________________________________________________________________________

10.

Shared Dispositive Power:

N/A

__________________________________________________________________________________________

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:  40,800,000 shares of common stock

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.

Percent of Class Represented by Amount in Row (11):

56.2%

__________________________________________________________________________________________

14.

Type of Reporting Person (See Instructions):

IN

__________________________________________________________________________________________

CUSIP No. 69037T 10 8

ITEM 1.

SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is Shares of Common Stock, par value $0.001 per share, of Overtech Corp. (the “Issuer”).  The principal executive office of the Issuer is located at Waiblingerstrasse. 34, 70372 Stuttgart, Germany.

ITEM 2.

IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Dr. Orhan Karahodza (the “Reporting Person”).  The business address of the Reporting Person is at Badstrasse 36, 70372 Stuttgart, Germany.

The Reporting Person is the Chief Executive Officer, President, Secretary, Treasurer and a Director of the Issuer.  The Reporting Person practiced, after his studies at the University of Tübingen, at some well-known hospitals, such as the District Hospital Bad Friedrichshall, the Red Cross Hospital in Stuttgart, the specialist clinic “Klinik am Eichert”, etc.  The Reporting Person has managed outpatient care service for over 16 years.  The Reporting Person does not hold, and has not previously held, any directorships in any other reporting companies.

During the past five years, the Reporting Person has not been:

(a)

convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or

(b)

a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a German citizen.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person is the beneficial owner of 40,800,000 shares of Common Stock of the Issuer (the “Shares”).

On November 13, 2014, the Reporting Person acquired 40,800,000 restricted shares of the Issuer’s common stock (the “Shares”) in a private transaction with Elmedina Adzemovic, the Issuer’s former President.  Under the terms of a Share Purchase Agreement dated September 3, 2014 among the Reporting Person, Dr. Elmedina Adzemovic, Beatmungspflege 24 GmbH, Overtech Corp. (the “Company”) and Medicus Homecare Inc., the Reporting Person acquired the Shares from Dr. Adzemovic for no additional consideration.

ITEM 4.

PURPOSE OF TRANSACTION.

The 40,800,000 Shares acquired by the Reporting Person were acquired for investment purposes.

As of the date hereof, except as otherwise disclosed above, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)

the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)

an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)

any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

CUSIP No. 69037T 10 8

(e)

any material change in the present capitalization or dividend policy of the Issuer;

(f)

any other material change in the Issuer’s business or corporate structure;

(g)

changes in the Issuer’s Articles of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

any action similar to any of those enumerated above.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

(a)

Aggregate Beneficial Ownership:

As of the date of this Report, the Reporting Person beneficially owned the following securities of the Issuer:

Class of Securities	Number of Securities	Percentage of Class
Common Stock	40,800,000 Shares of Common Stock (direct)	56.2%

(b)

Power to Vote and Dispose of the Issuer Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose of or to direct the disposition of the Shares held by him.

(c)

Transactions Effected During the Past 60 Days:

The information required by this Item 5(c) is provided in Items 3 and 4 above.

(d)

Right of Others to Receive Dividends or Proceeds of Sale:

No person has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Shares other than the Reporting Person.

(e)

Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

CUSIP No. 69037T 10 8

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 23, 2014
Date
/s/ Orhan Karahodza
Signature
ORHAN KARAHODZA
Name/Title